CINCO RESOURCES, INC.

2626 Howell Street, Suite 800

Dallas, Texas 75204

April 26, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention:                                         Mr. H. Roger Schwall, Assistant Director

Re:                             Cinco Resources, Inc.

Registration Statement on Form S-1

File No. 333-178990

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Cinco Resources, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on January 12, 2012.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Joe Dannenmaier of Thompson & Knight LLP, counsel to the Company, at (214) 969-1393.

Very truly yours,

CINCO RESOURCES, INC.

By:	/s/ Jon L. Glass
Jon L. Glass
President & Chief Executive Officer